UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 11-K
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-8661
A. Full title of the plan:
CAPITAL ACCUMULATION PLAN OF THE CHUBB CORPORATION
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
The Chubb Corporation (the “Corporation”)
15 Mountain View Road
Warren, New Jersey 07059

Financial Statements And
Supplemental Schedule
Capital Accumulation Plan of The Chubb Corporation
Year Ended December 31, 2010
With Report of Independent Registered Public
Accounting Firm

Capital Accumulation Plan of The Chubb Corporation
Financial Statements and Supplemental Schedule
Year Ended December 31, 2010

Report of Independent Registered Public Accounting Firm
The Employee Benefits Committee
Capital Accumulation Plan of The Chubb Corporation
We have audited the accompanying statements of net assets available for benefits of the Capital Accumulation Plan of The Chubb Corporation as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010, in conformity with US generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
New York, New York
June 22, 2011

Capital Accumulation Plan of The Chubb Corporation
Statements of Net Assets Available for Benefits

	December 31
	2010	2009
Assets
Investments, at fair value:
Stable value funds	$340,025,012	$326,490,465
The Chubb Corporation common stock	383,898,446	340,536,877
Mutual funds	955,313,903	790,526,303
Money market funds	61,763,732	67,287,694

	1,741,001,093	1,524,841,339

Receivables:
Employer contributions	26,421,855	26,612,448
Notes receivable from participants	23,884,296	22,643,051
Accrued interest and dividends	2,387,424	2,446,921
Due from broker	441,396	2,747,785

	53,134,971	54,450,205

Net assets available for benefits reflecting all assets at fair value	1,794,136,064	1,579,291,544

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(8,955,061)	(3,788,157)

Total assets	1,785,181,003	1,575,503,387

Liabilities
Accrued investment fees	53,443	43,514

Net assets available for benefits	$1,785,127,560	$1,575,459,873

The accompanying notes are an integral part of these financial statements.

Capital Accumulation Plan of The Chubb Corporation
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2010

Additions
Investment income:
Realized gain on sale of mutual funds	$3,398,209
Unrealized gain on mutual funds	107,646,287
Realized gain on sale of The Chubb Corporation common stock	8,560,835
Unrealized gain on The Chubb Corporation common stock	61,606,982
Interest and dividends	35,658,414
Other income	47,145

Total investment income	216,917,872

Interest income on notes receivable from participants	1,181,754

Contributions:
Participant:
Pre-tax	55,895,131
After-tax	1,993,117
Employer	25,983,787
Rollovers	2,253,849

Total contributions	86,125,884

Total additions	304,225,510

Deductions
Deductions from net assets attributable to:
Benefit payments	94,353,928
Administrative expenses	203,895

Total deductions	94,557,823

Net increase	209,667,687

Net assets available for benefits
Beginning of year	1,575,459,873

End of year	$1,785,127,560

The accompanying notes are an integral part of these financial statements.

Capital Accumulation Plan of The Chubb Corporation
Notes to Financial Statements
December 31, 2010
1. Plan Description
The following is a brief description of the Capital Accumulation Plan of The Chubb Corporation (the “Plan”). Participants should refer to the Plan document, which is maintained by the Employee Benefits Committee (the “Plan Administrator”), for a more complete description of the Plan’s provisions.
Effective January 1, 1976, The Chubb Corporation (the “Company” or “Employer”) adopted the Capital Accumulation Plan of The Chubb Corporation, Chubb & Son Inc. and Participating Affiliates for the benefit of its eligible employees and its participating affiliates. The Plan name was changed effective January 1, 2008 to The Capital Accumulation Plan of The Chubb Corporation. The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act (“ERISA”).
Eligibility
An employee becomes eligible to participate in the Plan on the first day of the month following completion of one full calendar month of service. Employees become eligible for employer matching contributions after either completion of one year of service and attainment of age 21 or the completion of two years of service if under age 21.
Contributions
Participants may elect to contribute pre-tax and after tax contributions, up to the maximum amount permitted by the Internal Revenue Code, but not greater than 50% of their compensation, as defined by the Plan. Effective July 1, 2008, the Company amended the Plan to provide automatic enrollment for eligible employees with initial pre-tax contributions by the employees of 4% of their compensation with an increase of 1% annually thereafter, to a maximum of 10%. Participants may also make rollover contributions from other qualified plans. The Employer matches 100% of participant contributions up to 4% of their annual compensation as defined in the Plan. Participants age 50 and older who contribute at least 4% of pre-tax pay qualify to make unmatched additional “catch-up” contributions according to the schedules and maximum amounts permitted by the Internal Revenue Code for each year.

Capital Accumulation Plan of The Chubb Corporation
Notes to Financial Statements (continued)
1. Plan Description (continued)
Vesting
Participants are immediately and fully vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contributions plus actual earnings thereon is based on years of service, as follows:

Vesting %
Years of service:
2	20%
3	40%
4	60%
5	80%
6	100%
Forfeitures
Employees who terminate employment prior to becoming 100% vested may forfeit the nonvested portion of their account balance, plus actual earnings thereon. Forfeitures, plus earnings thereon, can be used by the Company to reduce future employer contributions and to pay administrative expenses. Participants that resume employment prior to incurring five consecutive one year breaks in service are entitled to have previously forfeited amounts restored to their account. If forfeitures for any Plan year are not sufficient to restore forfeited amounts, the Company is required to contribute the remaining balance. Forfeitures from employees for the year ended December 31, 2010 were $628,273, with an available balance of approximately $480,450 available to reduce future employer contributions or to pay administrative expenses.
Participant Accounts
Contributions are invested by Fidelity Management Trust Company (the “Trustee”) according to the investment options elected by the participants and are held by the Trustee in a trust. For participants automatically enrolled, the investment option selected is the Vanguard Target Date Retirement mutual fund with a target date closest to the participant’s 65th birthday.

Capital Accumulation Plan of The Chubb Corporation
Notes to Financial Statements (continued)
1. Plan Description (continued)
Loans
Participants may borrow a minimum of $1,000 up to a maximum equal to the lesser of a) $50,000, b) 50% of their vested account balance, or c) 50% of the participant’s annualized rate of compensation, as defined, at the time the loan is requested. Their remaining vested account balance and annualized rate of compensation serves as collateral for the loan. Each participant can have up to two loans outstanding at any time as long as the two loans, collectively, do not exceed the maximum limits. The principal portion of the loan is repayable by check or through payroll deductions and bears interest at the prime rate, plus 1%, as determined on the last day of the month preceding the loan. Prior to May 20, 2009, the effective rate of interest was the prime rate, rounded up to the nearest whole percent. As of December 31, 2010 the interest rates on outstanding loans ranged from 4% to 10%.
Loans that are in default are accounted for as a reduction of net assets available for benefits in the year the default occurs. As of December 31, 2010, the balance of defaulted loans approximated $177,500.
Payment of Benefits
Upon attaining the normal retirement age (65) or in certain circumstances, the attainment of age 59 1/2, a participant is entitled to his or her vested benefits in the form of a lump sum payment, an annuity or installment payments, as prescribed by the Plan. In addition, participants may withdraw funds from the Plan upon termination of employment or, subject to the approval of the Plan Administrator, participants may request a withdrawal of a portion of their balance in the case of financial hardship, as defined. If a participant dies before or after retirement or after termination, any remaining balance in his or her account is paid to his or her estate or beneficiary under any of the following payment options: (a) a lump sum, (b) installments as elected by the participant prior to death, or (c) installment payments as elected by the participant’s beneficiary.
Upon request, any lump sum distribution to a participant or his or her beneficiary from The Chubb Corporation common stock may be made in shares in lieu of cash payments.

Capital Accumulation Plan of The Chubb Corporation
Notes to Financial Statements (continued)
1. Plan Description (continued)
Administration Expenses
Unless paid by the Company, the Trustee pays the expenses of the Plan using plan assets. For 2010 and 2009, the following expenses have been paid by the Plan: (a) brokerage costs, (b) other expenses in connection with the purchase and sale of assets by the manager of funds, (c) fees paid for asset management and (d) certain overhead expenses directly attributable to the administration of the Plan. Qualified Domestic Relations Order (QDRO) and loan request fees, if any, are paid for by the individual participant from the participant’s account, as these fees are not paid by the Plan sponsor or the Trustee.
Reclassifications
Certain amounts in the 2009 statement of net assets available for benefits have been reclassified to conform with the current year’s presentation.
2. Summary of Significant Accounting Policies
Basis of Presentation
The accounting and financial reporting policies of the Plan are in conformity with accounting principles generally accepted in the United States of America.
Fair Value Measurement
The Plan’s assets and liabilities are valued at fair value as of December 31, 2010 and 2009 (see Note 4) with the exception of fully benefit-responsive investment contracts which are carried at contract value and participant loans which are carried at their unpaid principal balance plus any accrued but unpaid interest.
The Stable Value Portfolio (Fully Benefit-Responsive Investment Contracts)
The Plan includes investments in a stable value fund that is fully benefit-responsive. The statements of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of net assets available for benefits are prepared on a contract value basis.

Capital Accumulation Plan of The Chubb Corporation
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
Fidelity Management Trust Co. acts as the manager of the Stable Value Portfolio (“SVP”).
It is the policy of the manager of the SVP to use its best efforts to maintain a stable net asset value of $1.00 per unit although there is no guarantee that the manager will be able to maintain this value.
The SVP is invested in short to intermediate term fixed income securities and cash equivalents represented by shares in a money market fund. In addition, the SVP includes “wrapper” contracts issued by third parties and may include derivative instruments such as futures contracts and swap agreements.
A wrap contract is an agreement by another party, such as a bank or insurance company, to make payments to a portfolio in certain circumstances. Wrap contracts are designed to allow a stable value portfolio to maintain a stable net asset value of $1.00 per unit and to protect the portfolio in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay a portfolio the difference between the contract value and the fair value of the underlying assets once the fair value has been totally exhausted. This could happen if a portfolio experiences significant redemptions (redemption of most of a portfolio’s units) during a time when the fair value of a portfolio’s underlying assets is below contract value, and fair value is ultimately reduced to zero. If that occurs, the wrap issuer agrees to pay the portfolio an amount sufficient to cover unitholder redemptions and certain other payments (such as portfolio expenses), provided all the terms of the wrap contract have been met. Purchasing wrap contracts is similar to buying insurance, in that a portfolio pays a fee to protect against a relatively unlikely event (the redemption of most of the shares of a portfolio). Fees the SVP pays for wrap contracts are offset against interest income.
A wrap issuer may terminate a wrap contract at any time. However, in the event that the fair value of the SVP’s covered assets is below its contract value at the time of such termination, the manager of the SVP may elect to keep the wrap contract in place until such time as the fair value of the SVP’s covered assets is equal to its contract value, normally over the duration of the SVP’s covered assets measured at notification date.
The manager expects that a substantial percentage of the SVP’s assets to be underlying the wrap contracts, although this may change over time. Assets not underlying the wrap contracts will generally be invested in money market instruments and cash equivalents to provide necessary liquidity for participant withdrawals and exchanges.

Capital Accumulation Plan of The Chubb Corporation
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
To reduce exposure of the SVP to wrap credit risk, wrap contracts are diversified across multiple wrap counterparties, each agreeing to wrap a certain percentage of the covered underlying assets. The SVP’s ability to receive amounts due pursuant to these contracts is dependent upon the counterparties’ ability to meet their financial obligations (see Note 3).
The wrap contracts limit the ability of the SVP to transact at contract value upon the occurrence of certain events. Such events include the following: (i) amendments to the Plan including changes in the investment options, transfer procedures or withdrawal rights not consented to by the wrap issuer, (ii) termination of the Plan, (iii) changes to Plan’s prohibition of direct transfers from the SVP to a competing investment option, (iv) other Plan Sponsor events (e.g., divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the SVP or, (v) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.
The crediting rate, and hence the SVP’s return, may be affected by many factors, including purchases and redemptions by unitholders. The impact depends on whether the market value of the underlying assets is higher or lower than the contract value of those assets. If the fair value of the underlying assets is higher than their contract value, the crediting rate will ordinarily be higher than the yield of the underlying assets. If the fair value of underlying assets is lower than their contract value, the crediting rate will ordinarily be lower than the yield of the underlying assets.
Investment Income
Purchases and sales of securities are recorded on trade dates. Gains or losses on the sale of securities are based on revalued cost. Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Capital Accumulation Plan of The Chubb Corporation
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
Payment of Benefits
Benefit payments to participants are recorded when paid.
New Accounting Pronouncements
In January 2010, the FASB issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements (ASU 2010-06). ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 becomes effective for reporting periods beginning after December 15, 2009.
In September 2010, the FASB issued Accounting Standards Update 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans (ASU 2010-25). ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and classified as notes receivable from participants. Previously, loans were measured at fair value and classified as investments. ASU 2010-25 is effective for fiscal years ending after December 15, 2010 and is required to be applied retrospectively. Adoption of ASU 2010-25 did not change the value of participant loans from the amount previously reported as of December 31, 2009. Participant loans have been reclassified to notes receivable from participants as of December 31, 2009.

Capital Accumulation Plan of The Chubb Corporation
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs, (ASU 2011-04). ASU 2011-04 amended ASC 820, Fair Value Measurements and Disclosures, to converge the fair value measurement guidance in US generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.
3. Investments
At December 31, 2010 all wrap contracts held are fully benefit responsive. The average yield and crediting rate are reflected below:

	2010	2009

Average Yield	2.33%	2.84%
Crediting Rate	2.32	2.37
The following open-end wrap contracts were held by the SVP at December 31, 2010:

		Underlying	Underlying
		Assets at Fair	Assets at
Wrap Contract Provider	Rating	Value	Contract Value

AIG Financial Products Corporation	A-	$54,317,387	$52,736,441
JPMorgan Chase Bank, NA	AA-	114,373,774	111,226,447
Monumental Life Insurance Co.	AA-	87,349,160	85,125,428
State Street Bank & Trust Co.	AA-	83,984,691	81,981,635

Total wrap contracts		$340,025,012	$331,069,951

Capital Accumulation Plan of The Chubb Corporation
Notes to Financial Statements (continued)
3. Investments (continued)
The following presents the individual investments that represent 5% or more of the Plan’s net assets:

	2010	2009

Stable Value Funds, at fair value	$340,025,012	$326,490,465
Mutual Funds, at fair value:
Dodge & Cox Balanced	114,829,053	103,970,933
Spartan US Equity Ind Advan	117,421,056	102,849,779
Fidelity Contrafund	167,542,888	146,165,324
Fidelity Diversified International	91,876,117	84,335,955

Common Stock, at fair value:
The Chubb Corporation	383,898,446	340,536,877
4. Fair Value Measurements
ASC 820, Fair Value Measurements and Disclosures, (formerly FASB Statement No. 157) establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:
•	Level 1 — Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

•	Level 2 — Inputs to the valuation methodology include: (a) quoted prices for similar assets or liabilities in active markets; (b) quoted prices for identical or similar assets or liabilities in inactive markets; (c) inputs other than quoted prices that are observable for the asset or liability; and (d) inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3 — Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Capital Accumulation Plan of The Chubb Corporation
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009:
•	Stable Value Funds: Valued at the fair values of the underlying fixed income securities and terms of the underlying investment contracts as further discussed in Note 1.

•	The Chubb Corporation Common Stock: Valued at the closing price reported on the New York Stock Exchange (the active market on which the security is traded).

•	Mutual Funds: Valued based on quoted market prices, or if unavailable, directly from the fund company, representing the fair value of assets, minus liabilities.

•	Money Market Funds: Valued at cost plus accrued interest, which approximates fair value.
Assets at fair value as of December 31, 2010 are as follows:

	Level 1	Level 2	Level 3	Total

Stable value funds	$—	$340,025,012	$—	$340,025,012
The Chubb Corporation common stock	383,898,446	—	—	383,898,446
Mutual funds
Large-cap equity	176,351,110	—	—	176,351,110
Mid-cap equity	95,893,447	—	—	95,893,447
Small-cap equity	61,609,426	—	—	61,609,426
Multi-cap equity	244,724,783	—	—	244,724,783
International equity	131,401,302	—	—	131,401,302
Balanced funds	114,829,053	—	—	114,829,053
Target retirement date funds	34,563,801	—	—	34,563,801
Fixed income	95,940,981	—	—	95,940,981
Money market funds	61,763,732	—	—	61,763,732

Total assets at fair value	$1,400,976,081	$340,025,012	$—	$1,741,001,093

Capital Accumulation Plan of The Chubb Corporation
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)
Assets at fair value as of December 31, 2009 are as follows:

	Level 1	Level 2	Level 3	Total

Stable value funds	$—	$326,490,465	$—	$326,490,465
The Chubb Corporation common stock	340,536,877	—	—	340,536,877
Mutual funds
Large-cap equity	153,214,585	—	—	153,214,585
Mid-cap equity	68,557,163	—	—	68,557,163
Small-cap equity	42,116,490	—	—	42,116,490
Multi-cap equity	211,598,822	—	—	211,598,822
International equity	120,296,181	—	—	120,296,181
Balanced funds	103,970,933	—	—	103,970,933
Target retirement date funds	13,200,813	—	—	13,200,813
Fixed income	77,571,316	—	—	77,571,316
Money market funds	67,287,694	—	—	67,287,694

Total assets at fair value	$1,198,350,874	$326,490,465	$—	$1,524,841,339

5. Related Party Transactions
Certain Plan investments are shares of funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company (“FMTC”) is the trustee as defined by the Plan and, therefore, FMTC qualifies as a party-in-interest. Fees paid to Fidelity Management Trust Company by the Plan for management and administrative services amounted to $203,895 for the year ended December 31, 2010.
6. Plan Termination
While the Company has not expressed any intent to terminate the Plan, the Company reserves the right to amend, modify or terminate the Plan at any time. In the event of termination, the value of participants’ accounts will be paid in accordance with the provisions of the Plan and the provisions of ERISA.

Capital Accumulation Plan of The Chubb Corporation
Notes to Financial Statements (continued)
7. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated June 6, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (“Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Subsequent to the issuance of the determination letter, the Plan was amended and restated. On January 31, 2008, the Plan was filed with the Internal Revenue Service for a new determination letter. The Plan Administrator believes the Plan has been operating in material compliance with the applicable requirements of the Code.
Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2007.
8. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably assured that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.
The Plan’s exposure to concentration of credit risk is limited by the diversification of investments. Additionally, the investments within each fund election are further diversified into various financial instruments, with the exception of The Chubb Corporation common stock. The Plan’s exposure to credit risk on fully benefit-responsive investment contracts is limited to the fair value of the contracts with each counterparty.

Capital Accumulation Plan of The Chubb Corporation
Notes to Financial Statements (continued)
9. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation between the statement of net assets available for benefits per the accompanying financial statements and the Form 5500:

	December 31
	2010	2009

Net assets available for benefits per Schedule H of Form 5500 reflecting all assets at fair value	$1,794,082,621	$1,579,248,030
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(8,955,061)	(3,788,157)

Net assets available for benefits at contract value per financial statements	$1,785,127,560	$1,575,459,873

Supplemental Schedule

Capital Accumulation Plan of The Chubb Corporation
EIN #13-2595722 — Plan # 002
Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)
Year Ended December 31, 2010

		(c)
	(b)	Description of Investments, Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	(d) **	(e)
(a)	Lessor or Similar Party	Collateral, Par or Maturity Date	Cost	Current Value

	Stable Value Funds:
	JP Morgan Chase	JP Morgan Chase		$114,373,774
	AIG	AIG Financial Products Co.		54,317,387
	State Street Bank	State Street Bank & Trust Company Boston		83,984,691
	Monumental Life Insurance Company	Monumental Life Insurance Company		87,349,160
	Common Stock:
*	The Chubb Corporation	Common Stock		383,898,446
	Mutual Funds:
	Dodge & Cox	Dodge & Cox Balanced		114,829,053
	T. Rowe Price	T. Rowe Price Mid Cap Growth		64,146,852
	Morgan Stanley	MSIF CP FX Inc 1		56,714,211
	Vanguard	Vanguard Value Index Inst.		58,930,054
	Janus	Janus High Yield Bond		39,226,770
	Goldman Sachs	GS Midcap Value Ins.		31,746,595
	Vanguard	Vanguard Small Growth Index Inst.		14,179,909
	Allianz	Allianz Nacm Pacific Rim I		39,525,185
*	Fidelity Spartan	Spartan US Equity Ind. Advan.		117,421,056
*	Fidelity	Fidelity Contrafund K		167,542,888
*	Fidelity	Fidelity Diversified International K		91,876,117
*	Fidelity	Fidelity Fund K		24,344,647
*	Fidelity	Fidelity OTC K		52,837,247
	Royce	Royce Low Priced Stock IS		47,429,517
	Vanguard	Vanguard Target Retirement Income		2,107,668
	Vanguard	Vanguard Target Retirement 2005		614,030
	Vanguard	Vanguard Target Retirement 2010		1,344,728
	Vanguard	Vanguard Target Retirement 2015		6,338,200
	Vanguard	Vanguard Target Retirement 2020		7,164,112
	Vanguard	Vanguard Target Retirement 2025		4,850,761
	Vanguard	Vanguard Target Retirement 2030		4,232,293
	Vanguard	Vanguard Target Retirement 2035		4,038,131
	Vanguard	Vanguard Target Retirement 2040		1,532,697
	Vanguard	Vanguard Target Retirement 2045		1,407,182
	Vanguard	Vanguard Target Retirement 2050		934,000
	Money Market Funds:
*	Fimm Government Port C1 I	Money Market Fund		52,170,646
*	Interest Bearing Cash — 316175207	Money Market Fund		3,707,546
*	Fidelity STIF	Money Market Fund		5,885,540
	Participant loans	Interest rates from 4.00% — 10.00%		23,884,296

				$1,764,885,389

*	Party-in-interest to the Plan.

**	Cost not disclosed as all investments are participant directed.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CAPITAL ACCUMULATION PLAN OF THE CHUBB CORPORATION
By:	/s/ ROBERT B. WEINMAN
Robert B. Weinman, Chairperson of the
Employee Benefits Committee

Dated: June 22, 2011

EXHIBIT INDEX
Exhibit 23.1 — Consent of Independent Registered Public Accounting Firm — Ernst & Young LLP